COLONIAL BANKSHARES, INC.
                              85 West Broad Street
                        Bridgeton, New Jersey 08302-2400
                            Telephone: (856) 451-5800
                            Facsimile: (856) 451-5110


May 12, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re: Colonial Bankshares, Inc.
            Registration Statement on Form SB-2 (Registration Number 333-123583) Request for Acceleration of Effectiveness
            -----------------------------------------

Ladies and Gentlemen:

        Colonial Bankshares, Inc., a Federal corporation (the "Company"), hereby requests that the Company's Registration Statement on Form SB-2 be declared effective on May 16, 2005 at 12:00 Noon, or as soon thereafter as is practicable.

        The Company hereby acknowledges that:

        o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Very truly yours,

                                           /s/ Edward J. Geletka

                                           Edward J. Geletka
                                           President and Chief Executive Officer